UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 3, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under Forms 20-F and 6-K, respectively. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2016 of UBS Group AG and UBS AG, filed with the SEC on 10 March 2017, as well as UBS AG's first quarter 2017 report, submitted to the SEC on Form 6-K on 3 May 2017, and UBS AG's second quarter 2017 report, submitted to the SEC on Form 6-K on 3 August 2017.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) in Swiss francs, the presentation currency of UBS AG, and translated into US dollars.

	As of
	30.6.17		31.3.17
in million	CHF	USD	CHF	USD
Debt:
Short term debt issued¹	72,805	75,864	65,569	65,442
Long term debt issued²	65,883	68,652	68,634	68,501
Total debt issued	138,688	144,516	134,203	133,943
Equity attributable to UBS AG shareholders	51,735	53,909	51,990	51,889
Equity attributable to preferred note holders	657	684	641	639
Equity attributable to non-controlling interests	37	38	38	38
Total capitalization	191,116	199,148	186,872	186,510

1 Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining contractual maturity of less than one year without considering any early redemption features.    2 Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining contractual maturity of more than one year without considering any early redemption features.

Swiss franc (CHF) amounts as of 30 June 2017 have been translated into US dollars (USD) at the rate of CHF 1 = USD 0.95967 (the exchange rate in effect as of 30 June 2017), and CHF amounts as of 31 March 2017 have been translated into USD at the rate of CHF 1 = USD 0.99806 (the exchange rate in effect as of 31 March 2017).

Ratio of Earnings to Fixed Charges of UBS AG

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

	For the quarter ended	For the year ended
CHF million, except for ratio	30.6.17	31.12.16	31.12.15	31.12.14	31.12.13	31.12.12
Pre-tax earnings from continuing operations	1,449	4,009	5,349	2,424	3,287	(1,851)
Add: Fixed charges	2,321	7,998	7,052	7,293	8,030	10,688
Pre-tax earnings before fixed charges	3,770	12,007	12,401	9,717	11,317	8,836

Fixed charges:
Interest expense	2,186	7,399	6,449	6,639	7,351	9,990
Other¹	135	599	603	653	679	698
Total fixed charges	2,321	7,998	7,052	7,293	8,030	10,688

Ratio of earnings to fixed charges²	1.62	1.50	1.76	1.33	1.41	0.83³

1 Other fixed charges relate to the interest component of rental expense.    2 A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.    3 For the year ended 31 December 2012, the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for this period was CHF 1,851 million.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

Date:  August 3, 2017